Exhibit 99.1

Brookfield Asset Management Inc.

News Release
Investors, analysts and other interested parties can access Brookfield Asset Management’s 2009 Q3 Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2009 Q3 Results conference call can be accessed via webcast on November 6, 2009 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial

1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at

1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
2009 THIRD QUARTER RESULTS

TORONTO, November 6, 2009 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; EURONEXT: BAMA) today announced its results for the third quarter ended September 30, 2009.

	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2009	2008	2009	2008

Cash flow from operations	$520	$355	$1,069	$1,176
– per share	0.88	0.58	1.80	1.92
Net income	$112	$171	$352	$478
– per share	0.17	0.27	0.56	0.75

Operating Cash Flow

Cash flow from operations was $520 million ($0.88 per share) during the third quarter, and included higher realization gains due to the partial monetization of power generation facilities.

“We made significant progress on several fronts during the quarter. We launched several new funds with nearly $7 billion of investor allocations; generated $1.3 billion of new liquidity through equity issuance and asset monetizations; and proposed a recapitalization of an Australian infrastructure group which will expand our operating base in this sector,” commented Bruce Flatt, Chief Executive Officer of Brookfield Asset Management. “In addition, we achieved solid operating results during the quarter, which continues to demonstrate the strength of our operating platforms and quality of our assets.”

Net Income

Net income for the third quarter of 2009 was $112 million ($0.17 per share) compared to $171 million ($0.27 per share) for the same period in 2008.

1 | Brookfield Asset Management Inc. – 2009 Q3 Results

Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, interests of non-controlling shareholders, future income taxes and other items as described as such in the consolidated statements of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a  reconciliation between cash flow from operations and net income with the supplemental information accompanying this news release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on February 28, 2010 to shareholders of record as at the close of business on February 1, 2010. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock & Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the nine months ended

September 30, 2009 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., is a global asset management company focused on property, power and infrastructure assets, has over $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Investor Relations: Katherine Vyse SVP, Investor Relations and Communications Brookfield Asset Management Tel.: (416) 369-8246 Fax.: (416) 363-2856 kvyse@brookfield.com	Media: Denis Couture SVP, Corporate and International Affairs Brookfield Asset Management Tel.: (416) 956-5189 Fax.: (416) 363-2856 dcouture@brookfield.com

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “proposed,” “continues,” “believes,” and “payable,” derivations thereof and other expressions, including conditional verbs such as “may” and “will” that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this news release include statements regarding our proposed recapitalization of an Australian infrastructure group which will expand our operating base in the infrastructure sector; the strength of our operating platforms and the quality of our assets; and our beliefs regarding the value of using cash flow from operations to assess Brookfield’s operating results and the value of its business. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; tenant renewal rates, availability of new tenants to fill office property vacancies, tenant bankruptcies, adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

3 | Brookfield Asset Management Inc. – 2009 Q3 Results

STATEMENTS OF NET CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2009	2008	2009	2008
Fees earned	$157	$109	$385	$336
Revenues less direct operating costs
Commercial properties	176	272	564	610
Power generation	387	106	609	397
Infrastructure	9	27	43	95
Development and other properties	54	62	121	193
Specialty funds	14	(9)	37	106
Investment and other income	65	181	293	483
	862	748	2,052	2,220
Expenses
Interest	85	82	236	244
Other operating costs	190	158	499	463
Current income taxes	(6)	3	(1)	6
Non-controlling interests	73	150	249	331
Cash flow from operations	$520	$355	$1,069	$1,176
Cash flow from operations per common share – diluted	$0.88	$0.58	$1.80	$1.92

Notes

The statements of net cash flow from operations above are prepared on a basis that is consistent with Management’s Discussion and Analysis of Financial Results (“MD&A”) and differ from the company’s consolidated financial statements presented in its 2008 Annual Report, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the consolidated statements of income on page 6 of this release.

Cash flow from operations in this statement represents the operations of Brookfield Asset Management and Brookfield Properties Corporation (“Brookfield Properties”) on a combined basis and is net of carrying charges associated with related liabilities and cash flows attributable to non-controlling interests. Readers are encouraged to refer to the company’s supplemental information or the MD&A contained in the 2008 Annual Report, both of which are available at www.brookfield.com.

4 | Brookfield Asset Management Inc. – 2009 Q3 Results

STATEMENTS OF NET INVESTED CAPITAL

	Net Invested Capital
(Unaudited) US$ millions	September 30, 2009	December 31, 2008
Assets
Operating platforms
Commercial properties	$5,451	$4,575
Power generation	1,182	1,215
Infrastructure	745	761
Development and other properties	4,315	3,334
Specialty funds	992	870
Investments	656	704
Cash and financial assets	1,503	1,073
Other assets	3,054	2,551
	$17,898	$15,083
Liabilities
Corporate borrowings	$2,209	$2,284
Subsidiary borrowings	786	733
Other liabilities	2,848	2,654
	5,843	5,671
Capitalization
Capital securities	1,616	1,425
Co-investor interests in consolidated operations	3,044	2,206
Preferred equity	1,144	870
Common equity	6,251	4,911
	12,055	9,412
	$17,898	$15,083

Net invested capital includes the operations of the company and Brookfield Properties collectively, and is presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests.

5 | Brookfield Asset Management Inc. – 2009 Q3 Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2009	2008	2009	2008
Total revenues	$2,996	$3,216	$8,625	$9,862

Fees earned	$157	$109	$385	$336
Revenues less direct operating costs
Commercial properties	436	595	1,260	1,443
Power generation	506	213	956	728
Infrastructure	28	36	84	128
Development and other properties	85	62	203	245
Specialty funds	21	32	95	255
Investment and other income	144	247	535	713
	1,377	1,294	3,518	3,848
Expenses
Interest	461	535	1,328	1,537
Other operating costs	193	167	518	480
Current income taxes	(2)	2	40	40
Non-controlling interests	205	235	563	615
	520	355	1,069	1,176
Other items
Depreciation and amortization	(321)	(333)	(950)	(975)
Equity accounted losses from investments	―	(11)	―	(51)
Revaluation and other items	(192)	104	(268)	(5)
Future income taxes	(48)	(105)	51	(84)
Non-controlling interests in the foregoing items	153	161	450	417
Net income	$112	$171	$352	$478

Net income per common share
Diluted	$0.17	$0.27	$0.56	$0.75
Basic	$0.17	$0.27	$0.56	$0.76

Note

The consolidated statements of income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

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